Exhibit 12.1

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table presents the ratio of earnings to fixed charges for Energy East Corporation ("Energy East") and subsidiaries on a consolidated basis for the six months ended June 30, 2006:

Six Months Ended June 30, 2006
(Thousands)
Income From Continuing Operations	$161,525
Add:
Income tax	105,558
Pretax Income from Continuing Operations	267,083
Fixed Charges	157,990
Earnings, as defined	$425,073

Fixed Charges:
Interest charges, net(2)	$153,863
Interest portion of rental charges	3,205
Earnings required to cover preferred stock dividends of subsidiaries(3)	922
Fixed Charges, as defined	$157,990
Ratio of Earnings to Fixed Charges(4)	2.69

(1)  Energy East has not previously issued preferred stock and therefore has never declared any preferred dividends. Therefore, there is no difference between the “Computation of Ratio of Earnings to Fixed Charges” and the “Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends."
(2)  Includes interest on long-term debt, other interest, and amortization of premium and discount on debt.
(3)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(4)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.